Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 www.mayerbrown.com
November 2, 2018 VIA EDGAR
Heather Percival Russell Mancuso U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	InMode Ltd. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 11, 2018 CIK No. 0001742692

Dear Ms. Percival and Mr. Mancuso:

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comment number 3 received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission in its letter, dated October 25, 2018 (the “Comment Letter”), to Moshe Mizrahy, Chief Executive Officer of the Company, with respect to the above-referenced amended draft Registration Statement on Form F-1.

We appreciated your willingness to discuss with us the Staff’s concerns reflected in comment number 3. As we discussed, given the nature of the Company’s products, which may be used for multiple procedures, it is the Company’s view that providing data by product name would not be meaningful to an investor and may even be misleading. Instead, the Company proposes the following disclosure for the Staff’s consideration:

“For the three and nine months ended September 30, 2018, we derived approximately 81% and 75%, respectively, of our U.S. revenues from the sale of products and solutions primarily designed to address face and body contouring and medical aesthetics compared to approximately 19% and 25%, respectively, of our U.S. revenues from the sale of products and solutions primarily designed to address women’s health. For the years ended December 31, 2017 and 2016, we derived approximately 80% and 100%, respectively, of our U.S. revenues from the sale of products and solutions primarily designed to address face and body contouring and medical aesthetics compared to approximately 20% and 0%, respectively, of our U.S. revenues from the sale of products and solutions primarily designed to address women’s health. In the future, we expect that the contributions to U.S. revenues from the sale of products and solutions offered to address each of these principal areas will continue to be similar (excluding new products).”

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission
November 2, 2018

The Company believes that the above draft disclosure would help an investor understand the services that are contributing to the Company’s results and also would, from period to period, reflect any changes in the business mix. If you have any questions regarding the foregoing, feel free to contact Anna Pinedo at (212) 506-2275 or Brian Hirshberg at (212) 506-2176. Thank you for your assistance.

Sincerely,

Anna Pinedo
Mayer Brown LLP

cc:	Moshe Mizrahy Yair Malca InMode Ltd. Nathan Ajiashvili Latham & Watkins LLP